EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,					Quarter Ended March 31,
Years/periods ended	1998	1999	2000	2001	2002	2002	2003
	(In thousands)
Earnings:
Income before income taxes	$1,100	$(2,134)	$(876)	$13,778	$$20,965	$4,983	$8,813
Pretax charges (credits)	--	--	--	--	(28)	--	(34)
Fixed charges:
Interest expense	9,873	12,448	12,305	3,699	3,265	783	798
Capitalized interest	--	--	--	--	30	--	35
Deferred financing fees amortization	699	972	907	312	487	109	133
Interest portion of rental expense	207	269	306	300	275	119	94
	$11,879	$11,555	$12,642	$18,089	$24,994	$5,994	$9,839
Fixed charges:
Interest expense	9,873	12,448	12,305	3,699	3,265	783	798
Capitalized interest	--	--	--	--	30	--	35
Deferred financing fees amortization	699	972	907	312	487	109	133
Interest portion of rental expense	207	269	306	300	275	119	94
	$10,779	$13,869	$13,518	$4,311	$4,057	$1,011	$1,060

Ratio of earnings to fixed charges	1.1	0.8	0.9	4.2	6.2	5.9	9.3